EXHIBIT 99.49


                   MATERIAL CHANGE REPORT UNDER SECTION 75(2)
                         OF THE SECURITIES ACT (ONTARIO)

1.   Reporting Issuer

     Glencairn Gold Corporation
     6 Adelaide Street East, Suite 500
     Toronto, Ontario
     M5C 1 H6

2.   Date of Material Change February 2, 2004

3.   Press Release

     A press release with respect to the material change referred to in this report was issued on February 2, 2004 and subsequently filed on SEDAR.

4.   Summary of Material Change

     Glencairn Gold Corporation (the "Company") announced the appointment of Kevin Drover as Chief Operating Officer.

5.   Full Description of Material Change

     The Company announced the appointment of Kevin Drover as Chief Operating Officer.

     Mr. Drover has more than 30 years of progressive, international management experience in the mining industry, most recently as Vice-President Operations for Kinross Gold Corp. During his five years with Kinross, he was also General Director of a Kinross subsidiary in Russia's far east that owns and operates the Kubaka Mine. Prior to joining Kinross he was General Manager of Black Hawk Mining Inc.'s Keystone Gold Mine in Manitoba. Mr. Drover had previously worked for Lac Minerals, BP Canada Resources' and Noranda Mining.

     Mr. Drover will be based in Toronto. As COO, he will be responsible for Glencairn's operations in Nicaragua, Costa Rica and Canada.

6.   Reliance on Subsection 75(3) of the Securities Act (Ontario)

     Not applicable.

7.   Omitted Information

     Not applicable.



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8.   Senior Officer

     For further information contact Kerry Knoll, President and Chief Executive Officer of Glencairn Gold Corporation at (416) 860-0919.

9.   Statement of Senior Officer

     The foregoing  accurately discloses the material change referred to herein.

     DATED at Toronto, Ontario this 3rd day of February, 2004.

                                    GLENCAIRN GOLD CORPORATION


                                    Per: "Lorna MacGillivray"
                                         ------------------------------------
                                         Lorna MacGillivray
                                         Corporate Secretary & General Counsel